Wintrust Financial Corporation
Form 10-K, Exhibit 12.2

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

The following table presents the calculation of the ratio of earnings to fixed charges and preferred stock dividends for the last five years.

(Dollars in thousands)		Years ended December 31,
		2012	2011	2010	2009	2008
Income before income taxes	A	$180,132	$128,033	$100,807	$117,504	$30,641

Interest expense:
Interest on deposits		$68,305	$87,938	$123,779	$171,259	$219,437
Interest on other borrowings	C	39,200	56,478	53,492	44,479	50,719
Total interest expense	B	$107,505	$144,416	$177,271	$215,738	$270,156

Dividends on preferred shares (1)	D	$14,836	$6,592	$44,810	$27,009	$3,377

Ratio of earnings to fixed charges and preferred stock dividends:
Including deposit interest	(A+B) / (B+D)	2.35x	1.80x	1.25x	1.37x	1.10x
Excluding deposit interest	(A+C) / (C+D)	4.06x	2.93x	1.57x	2.27x	1.50x

(1) The dividends on preferred shares were increased to amounts representing the pre-tax earnings that would be required to cover such dividend requirements.